

Mail Stop 4631

March 15, 2018

Thomas DeNunzio
President and CEO
Pristine Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Pristine Acquisition, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 1, 2018**
> **File No. 000-55886**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

1. We note that Mr. Thomas DeNunzio is a Senior Consultant for V Financial Group, a financial firm that is in the business of selling shell companies and providing other services. Please revise your registration statement, if true, to disclose that V Financial Group is your promoter. In that regard, please provide the information required by Item 404(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction